Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 3 to the Registration Statement of Cambridge Holdco, Inc. on Form S-4, File No. 333-201199, of our report dated March 2, 2015, which includes an explanatory paragraph as to Cambridge Capital Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Cambridge Capital Acquisition Corporation as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and for the period from October 31, 2013 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York City

March 19, 2015